EXHIBIT 1

                                  [TRANSLATION]

                                                               November 26, 2009

                                  PRESS RELEASE

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

             THE NET PROFIT OF THE BANK FOR THE FIRST NINE MONTHS OF
                         2009 TOTALED NIS 20.3 MILLION

Dr. Raanan Cohen, the Chairman of the Board of Directors and Uri Galili, the General Manager of the Bank expressed their satisfaction that the privatization of the Bank was an outstanding success. Since the crisis in 2002 the Bank reached all its objectives, paid in its entirety the credit line in the amount of approximately NIS 2.2 billion to the Bank of Israel, made an early payment of some NIS 300 million in deposits to the State of Israel and now the shareholders will receive NIS 572 million in consideration from the sale of the Bank.

The Bank has come a long way since the end of 2002, when the expectation was that its closing following the liquidity crisis which it experienced would leave it with unpaid debts in the range of NIS one billion, and more.

THE EQUITY OF THE BANK, including preference shares that are classified from an accounting standpoint, according to Israeli accounting principles, as liabilities, totaled approximately NIS 680 million as of September 30, 2009 compared with NIS 643 million as of December 31, 2008. It should be noted that according to generally accepted accounting principles in the United States (implemented by the Bank in its annual report filed with the Securities and Exchange Committee in the U.S.) most of the preference shares are included within the Bank's equity. The equity of the Bank net of the preference shares amounted as of September 30, 2009 to NIS 126 million as compared with approximately NIS 104 million on December 31, 2008.

THE AFTER-TAX PROFIT FROM ORDINARY ACTIVITIES totaled NIS 35.4 million in the first nine months of 2009 compared with NIS 9.5 million in the first nine months of 2008. This amount is before the charge to expenses of the exchange rate differentials and the current dividend for the Bank's preference shares, a charge that is a result of the classification of the preference shares from an accounting standpoint as a liability. These expenses, that were this year for the first time charged to the Bank's income statement, amounted to NIS 15.1 million, so that after the charge for these expenses, the NET PROFIT in the first nine months of 2009 totaled NIS 20.3 million, compared with NIS 9.5 million in the first nine months of 2008.


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PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCES FOR DOUBTFUL DEBTS for the
first three quarters of 2009 amounted to NIS 23.9 million compared with NIS 29.1 million for the comparable period of 2008.

The financing operations of the Bank during the first nine months of 2009 were influenced by the following factors:

     o An increase in the scope of assets included in the Bank's financing activity as a result of the payment of the perpetual deposit that was deposited with the Ministry of Finance. The increase in the assets was expressed primarily in an increase in the balance of short-term deposits with banks. Due to the privatization process in which the Bank is involved, it was decided not to enter into long-term investments.

     o Following the payment of most of the perpetual deposit, the Bank decided that within the framework of its asset and liability management policy, the Bank would increase its dollar-assets in consideration of the fact that the general equity of the Bank includes dollar-linked preference shares that are classified as a liability from an accounting standpoint. The increase in the dollar-linked surplus contributed to the increase in profit from financing operations in the first quarter of 2009, this as a result of the rise in the exchange rate of the dollar during the first quarter of 2009, while on the other hand to a loss in financing operations in the second half of the year thereafter, due to the fall in the dollar rate.

     o A decrease in the scope of credit granted by the Bank, this as a result of the policy followed by the Bank during the past years.

The profit from financing operations during the first nine months of 2009 included income in the amount of NIS 24.9 million which resulted from interest collected on problematic loans, as compared with NIS 18.7 million in the comparable period of 2008.

THE ALLOWANCE FOR DOUBTFUL DEBTS - In the first nine months of 2009 this item recorded income in the amount of NIS 22.8 million compared with income in the amount of NIS 16.6 million in the first nine months of 2008. The primary change in the allowance for doubtful debts in the first nine months of the year was as a result of a decision to cancel the general and supplementary allowance that existed pursuant to the Directives of the Supervisor of Banks which ceased to apply to the Bank, and instead to record an allowance based upon segmental risk characteristics. This allowance amounted as of September 30 2009 to NIS 23.7 million as compared with the balance of the general and supplementary allowance that amounted as of December 31, 2008 to NIS 41.8 million.

In the first nine months of 2009, the specific allowance for doubtful debts, not including an allowance according to segmental risk characteristics, recorded income in the amount of NIS 4.7 million compared with income of NIS 14.0 million in the comparable period of 2008.


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PROFIT FROM FINANCING OPERATIONS AFTER ALLOWANCE FOR DOUBTFUL DEBTS amounted to
NIS 46.7 million in the first nine months of 2009 compared with NIS 45.7 million in the comparable period of 2008.

ALLOWANCE FOR TAXES ON THE PROFIT - During the first nine months of 2009, income was recorded (tax saving) in the amount of NIS 3.0 million. The primary reason for the tax saving was due to an agreement signed with the tax authorities regarding the handling for tax purposes of income recorded in 2008 in the amount of NIS 48.6 million derived from a refund of interest from the Bank of Israel. Following the above agreement, the tax obligation was reduced for 2008 in the sum of approximately NIS 5.0 million.

INCOME FROM OPERATING AND OTHER ACTIVITIES showed an income of NIS 6.8 million in the first nine months of 2009 compared with NIS 0.8 million in the comparable period of 2008. The increase is a result of profits in shares and profits in the central severance-pay funds.

OPERATING AND OTHER EXPENSES totaled NIS 21.1 million in the first nine months of 2009 compared with NIS 34.6 million in the comparable period of 2008. The operating expenses include an allowance in the amount of NIS 0.9 million in connection with an update of the liability for the special termination agreement signed in 2008 in connection with the privatization of the Bank. In the first three quarters of 2008, this item included an expense of NIS 11.0 million for this agreement.

TOTAL CREDIT TO THE PUBLIC, amounted to approximately NIS 380 million as of September 30, 2009, compared with approximately NIS 5,107 million as of December 31, 2008. The credit data as of December 31, 2008 include credit guaranteed by the State of Israel to the Israel Electric Company Ltd. granted out of a deposit of the State with the Bank, which amounted to NIS 4,699 million as of December 31, 2008. Net of this credit, the credit to the public totaled NIS 408 million as of December 31, 2008.

A relative improvement in the credit portfolio continued: non-income bearing debt amounted to NIS 24.3 million, compared with NIS 36.2 million as of September 30, 2008. Overall credit risk in respect of problematic borrowers amounted to NIS 259.7 million as of September 30, 2009, compared with NIS 302.5 million as of September 30, 2008.

THE TOTAL BALANCE SHEET amounted to NIS 1,041 million as of September 30, 2009 as compared with NIS 5,757 million as of December 31, 2008. The decrease in the total balance sheet is influenced in that the credit to the Israel Electric Company that was granted from a government deposit was included on December 31, 2008 in the Bank's balance statement while in the statement as of September 30, 2009, this credit and deposit were off-set against one another due to the change that accrued in the terms of the deposit.